Filed by BBTT

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

SEC File No.: 333-289035-01

Date: June 6, 2026

Btab Expands AI Powered Supplier Network to Connect Manufacturers with Its Global Reseller Ecosystem

Sydney, Australia and New York, NY, June 3, 2026 – Btab Ecommerce Group, Inc. (OTC: BBTT) (“Btab”), a global ecommerce and technology company, today announced the expansion of its AI powered supplier network, connecting manufacturers, wholesalers, and emerging product makers with its growing global reseller ecosystem.

Building on its recently launched Agentic AI reseller initiative, Btab is now focused on the supply side of its platform. The initiative is designed to help product creators scale distribution, accelerate onboarding, and access market intelligence through intelligent automation.

Through this expansion, suppliers gain access to AI assisted tools across product onboarding, inventory synchronization, pricing intelligence, marketing support, and customer engagement. The Company believes these capabilities can reduce operational friction and expand supplier reach across the Btab Network.

Btab believes a stronger supplier network will improve product availability, strengthen supply chain efficiency, and support scalable global distribution for resellers and end customers alike.

Binson Lau, Chief Executive Officer of Btab, said:

"Our reseller network is only as strong as the products behind it. By bringing manufacturers and suppliers onto the same AI powered infrastructure, we are closing the loop between product creation and global distribution and helping businesses of all sizes compete on a world stage."

A growing supplier network also means a growing opportunity for people. More products on the Btab Network creates more storefronts, more resellers, and more income opportunities for entrepreneurs, displaced workers, and underserved communities looking to participate in the digital economy. Btab believes that expanding supply is not just a commercial strategy. It is how the ecosystem creates real economic impact at scale.

This expansion is part of Btab's long term strategy to build a fully connected, AI powered commerce ecosystem spanning sourcing, fulfillment, reselling, and growth.

About Btab Ecommerce Group, Inc.

Btab Ecommerce Group (OTC: BBTT) is a global ecommerce and technology company focused on building a scalable commerce ecosystem that connects manufacturers, suppliers, entrepreneurs, and digital storefronts worldwide. The Company operates a growing network of digital platforms, product supply chains, and business services supported by AI powered technology.

From product sourcing and online storefront creation to logistics, marketing, and fulfillment, Btab provides an integrated ecosystem designed to help businesses scale and compete in the digital economy. Through its global ecommerce network, Btab connects manufacturers, wholesalers, and entrepreneurs to drive efficient distribution and long term growth.

For additional information, visit https://btabcorp.com

Cautionary Statement About Forward-Looking Statements

This press release includes forward-looking statements regarding, among other things, the plans, strategies, and prospects, both business and financial, of Btab. We have based these forward-looking statements on our current expectations and projections about future events, including the future plans and potential success of the business. Although we believe that our plans, intentions, and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions, or expectations. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control.

These forward-looking statements regarding future events and the future results of IWAC and Btab are based upon estimates and assumptions that, while considered reasonable by IWAC, Btab, and their respective management teams, are inherently uncertain and subject to risks, variability and contingencies, many of which are beyond IWAC or Btab’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or other definitive agreements in connection thereto; the outcome of any legal proceedings that may be instituted against IWAC, Btab or others following the announcement of the business combination and any definitive agreements with respect thereto; failure to obtain financing to complete the business combination or to satisfy other conditions to closing; delays or failures to obtain necessary regulatory approvals required to complete the business combination or related transactions; changes to the proposed structure of the business combination as a result of applicable laws, regulations or conditions; projections, estimates and forecasts of revenue and other financial and performance metrics; projections about industry trends and market opportunity; Btab’s ability to scale and grow its business; the cash position of Btab following closing of the business combination; the ability to meet listing standards in connection with, and following, the consummation of the business combination the risk that the business combination disrupts current plans and operations of Btab as a result of the announcement and consummation of the business combination; Btab’s ability to source and maintain key relationships with management and key employees; costs related to the business combination; changes in applicable laws and regulations; political and economic developments and market volatility; and other risks and uncertainties set forth under “Risk Factors” and other documents filed, or to be filed, with the SEC by IWAC and/or Btab, including the Registration Statement that IWAC and Btab filed in connection with the business combination.

If any of these risks materialize or Btab’s assumptions prove incorrect, actual results could differ materially from the results implied by the forward-looking statements. There may be additional risks that Btab or IWAC do not presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of Btab or IWAC reflect the expectations, plans or forecasts of future events and views of Btab and IWAC and speak only as of the date they are made. Neither Btab nor IWAC undertake any obligation to update any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. These forward-looking statements should not be relied upon as representing Btab’s or IWAC’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of any proposed transaction. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Media Contact

Mr. Binson Lau, CEO

ir@btabcorp.com

https://btabcorp.com